UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COUGAR BIOTECHNOLOGY, INC.
(Name of Subject Company (Issuer))

KITE MERGER SUB, INC.
(Offeror)
A Wholly-Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

222083107
(CUSIP Number of Class of Securities)

Clifford Birge, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,054,319,709.00	$58,831.04

(1)	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 24,519,063 shares of Cougar Biotechnology, Inc. common stock (outstanding as of June 2, 2009 and shares of common stock issuable before the expiration of the offer upon the exercise of in-the-money options and warrants) by $43.00 per share, which is the offer price.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: n/a            Filing Party: n/a
Form of Registration No.: n/a      Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Kite Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Cougar Biotechnology, Inc., a Delaware corporation (the “Company”), at a purchase price of $43.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 5, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Cougar Biotechnology, Inc., a Delaware corporation. The Company’s principal executive offices are located at 10990 Wilshire Blvd., Suite 1200, Los Angeles, California, 90024. The Company’s telephone number at such address is (310) 943-8040.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.0001 per share, of the Company. The Company has advised Parent that, as of June 2, 2009, 20,791,368 Shares were issued and outstanding, 3,348,752 Shares were reserved for issuance under the Company’s equity plans pursuant to outstanding Company options and 378,943 Shares were reserved for issuance upon the exercise of outstanding warrants.

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) - (c) This Schedule TO is filed by Parent and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction”, “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements; Employee Retention Agreement” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements; Employee Retention Agreement” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements; Employee Retention Agreement” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements; Employee Retention Agreement” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated June 5, 2009.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Joint Press Release issued by Johnson & Johnson and Cougar Biotechnology, Inc. on May 21, 2009, incorporated herein by reference to the Schedule TO filed by Johnson & Johnson on May 22, 2009.
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on June 5, 2009.
(a)(5)(C)	Press Release issued by Johnson & Johnson on June 5, 2009.
(b)	Not applicable.

Exhibit	Exhibit Name

(d)(1)	Agreement and Plan of Merger dated as of May 21, 2009, by and among Johnson & Johnson, Kite Merger Sub, Inc. and Cougar Biotechnology, Inc., incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Johnson & Johnson with the SEC on May 29, 2009.
(d)(2)	Tender and Support Agreement dated as of May 21, 2009, by and among Johnson & Johnson, Kite Merger Sub, Inc. and Alan H. Auerbach, incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by Johnson & Johnson with the SEC on May 29, 2009.
(d)(3)	Tender and Support Agreement dated as of May 21, 2009, by and among Johnson & Johnson, Kite Merger Sub, Inc. and Arie S. Belldegrun, incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by Johnson & Johnson with the SEC on May 29, 2009.
(d)(4)	Tender and Support Agreement dated as of May 21, 2009, by and among Johnson & Johnson, Kite Merger Sub, Inc. and Horizon Biomedical Ventures, LLC, incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Johnson & Johnson with the SEC on May 29, 2009.
(d)(5)	Retention Letter Agreement dated as of May 21, 2009, by and among Johnson & Johnson, Cougar Biotechnology, Inc. and Alan H. Auerbach, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Cougar Biotechnology, Inc. with the SEC on May 27, 2009.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KITE MERGER SUB, INC.

By	/s/ William N. Hait
Name:     William N. Hait
Title: President

JOHNSON & JOHNSON

By	/s/ Sherilyn S. McCoy
Name:     Sherilyn S. McCoy
Title: Worldwide Chairman, Pharmaceuticals

Signature Page to Schedule TO

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated June 5, 2009.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Joint Press Release issued by Johnson & Johnson and Cougar Biotechnology, Inc. on May 21, 2009, incorporated herein by reference to the Schedule TO filed by Johnson & Johnson on May 22, 2009.
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on June 5, 2009.
(a)(5)(C)	Press Release issued by Johnson & Johnson on June 5, 2009.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of May 21, 2009, by and among Johnson & Johnson, Kite Merger Sub, Inc. and Cougar Biotechnology, Inc., incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Johnson & Johnson with the SEC on May 29, 2009.
(d)(2)	Tender and Support Agreement dated as of May 21, 2009, by and among Johnson & Johnson, Kite Merger Sub, Inc. and Alan H. Auerbach, incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by Johnson & Johnson with the SEC on May 29, 2009.
(d)(3)	Tender and Support Agreement dated as of May 21, 2009, by and among Johnson & Johnson, Kite Merger Sub, Inc. and Arie S. Belldegrun, incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by Johnson & Johnson with the SEC on May 29, 2009.
(d)(4)	Tender and Support Agreement dated as of May 21, 2009, by and among Johnson & Johnson, Kite Merger Sub, Inc. and Horizon Biomedical Ventures, LLC, incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Johnson & Johnson with the SEC on May 29, 2009.
(d)(5)	Retention Letter Agreement dated as of May 21, 2009, by and among Johnson & Johnson, Cougar Biotechnology, Inc. and Alan H. Auerbach, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Cougar Biotechnology, Inc. with the SEC on May 27, 2009.
(g)	Not applicable.
(h)	Not applicable.